AXS-ONE INC.

301 Route 17 North

Rutherford, NJ 07070

201-935-3400 (Phone)

201-935-5431 (Fax)

February 22, 2008

VIA EDGAR

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	AXS-One Inc.

Schedule TO-I/A filed February 11, 2008

File No. 005-48761

Dear Mr. Duchovny:

We are in receipt of your letter dated February 19, 2008, which contained comments regarding our Schedule TO/A filed on February 11, 2008 and exhibits thereto. Listed below are specific responses to each of your numbered comments.

Schedule TO-I/A

Item 10. Financial Statements

1.	We note your response to comment 1. Please revise your disclosure to include the information required by Item 1010(c)(4) of Regulation M-A.

Response: Please see the introductory language to Section C of the Supplement to Offer to Exchange dated February 11, 2008 and previously filed as an exhibit to our Schedule TO/A on February 11, 2008. This introductory language explains that the ratio of earnings to fixed charges is omitted because the company did not have net income from continuing operations during the applicable periods.

Offer to Exchange

Summary Term Sheet, page 4

2.	We note your response to comment 2. Please revise your disclosure to expressly state that option holders are eligible to participate in the offer if they remain employed as of the expiration date.

Response: We have prepared and filed an explanatory cover letter to the option holders (similar to that filed as Exhibit (a)(1)(H) to the Schedule TO/A filed on February 11, 2008). The third paragraph of such cover letter clarifies that only persons who are our employees continuously from the date of the tender of their option and through the date of the grant of the new options are eligible employees for the offer and that option holders are eligible to participate in the offer only if they remain employed with us as of the expiration of the offer.

The Offer – Number of Options, page 10

3.

We note your response to comment 3. Given your inability to grant options to non-employees, please tell us supplementally, with a view toward revised disclosure, how you will treat a participating option holder who tenders options but whose employment terminates prior to the actual grant of the replacement options.

Response: We have prepared and filed an explanatory cover letter to the option holders (similar to that filed as Exhibit (a)(1)(H) to the Schedule TO/A filed on February 11, 2008) together with a Second Supplement to Offer to Exchange dated February 22, 2008. This supplement contains revisions to the effect that the new options will be granted with respect to options accepted for exchange effective immediately upon the expiration of the offer and that the documents representing the new options will be distributed promptly after that time. Accordingly, there will be no period of time between expiration of the offer, acceptance and cancellation of the options to be exchanged and the grant of the replacement options during which an option holder’s employment could terminate prior to actual grant of the replacement options.

This hereby confirms that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding our responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 201-935-3400.

Sincerely,
/s/ Joseph Dwyer
Joseph Dwyer
Chief Financial Officer

cc: Michael Grundei (Wiggin and Dana LLP)